CLAWBACK GUIDELINE

•	1. PURPOSE
•	2. SCOPE
•	3. DESCRIPTION

1.        PURPOSE:

1.1. Describe the procedure for charging amounts paid in error (“Erroneously awarded compensation”) to members and former members of the Managing Board compensated by variable remuneration linked to financial results, in the event of republication/restatement of financial statements.

2.        SCOPE:

2.1. It applies to members and former members of the Managing Board of Petrobras Global Finance BV (“Company”), including binding on their beneficiaries, heirs, executors, administrators or other legal representatives in case PGF has paid any variable remuneration to such (former) members of the management board linked to financial results.

3.        DESCRIPTION:

3.1.        PRINCIPLES

3.1.1. All Company activities must be based on ethics, integrity and transparency, in compliance with applicable national and international standards.

3.1.2. The Company strictly complies with all legislation applicable to its business, whether national or international.

3.2.        MOTIVATORS

3.2.1. The remuneration strategy for members of the Managing Board aims to attract, encourage, reward and retain managers to conduct business in a sustainable manner, reconciling the interests of shareholders and other interested parties.

3.2.2. One of the elements of the remuneration of the members of the Managing Board is variable remuneration, which is defined based on the achievement of corporate and individual goals, defined and evaluated by the Managing Board. Payment is deferred for five years, as long as its established prerequisites and goals are met.

3.2.3. All companies with shares on the US stock exchange must charge overpaid amounts to members and former members of the Managing Board who received incentives (such as variable remuneration), when the financial statements are rectified, in accordance with Securities and Exchange regulations Commission (SEC).

3.2.4. Members and former members of the Managing Board are required to reimburse or return to the Company the compensation paid in error in accordance with the Clawback Rules (Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including the Rule 10D-1 under the Exchange Act) or by the Listing Exchange in accordance with Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case).

3.2.4.1. The obligation referred to in this item is binding on the beneficiaries, heirs, executors, administrators or other legal representatives of the members and former members of the Managing Board.

3.3.        COVERAGE PERIOD

3.3.1. Covers the period of three full fiscal years of the Company immediately preceding the date of correction and any transition period that results from a change in the Company's fiscal year of less than nine months within or immediately after those three full fiscal years.

3.4.        PROCESS MANAGER

3.4.1. The Managing Board shall be the “Administrator” to manage this process.

3.4.1.1. Any determinations made by the “Administrator” will be final and binding on all covered and need not be uniform with respect to each individual.

3.4.2. The Managing Board acting as “Administrator” shall take any and all actions necessary to carry out the provisions of this Guideline, as long as the value recovery measure does not involve the designated occupant.

3.5.        CHARGE

3.5.1. If there is a need to charge overpaid amounts, it will be up to the Managing Board to define the amount to be returned by members and former members of the Managing Board and notify them in writing, informing the amount to be paid. External consultancy may be hired to carry out the calculations.

3.5.1.1. The Company may also charge any and all expenses incurred to recover the amounts, including legal fees.

3.5.1.2. The Company will not be able to enter into any agreement that exempts or waives its right to recover any overpayment made as incentives (such as bonuses or share options), when the financial statements are rectified due to compliance failures.

3.5.2. Amounts may be recovered using any method, taking into account the time value of money and the cost to shareholders of delaying recovery.

3.5.3. The Company cannot accept an amount lower than the overpayment, except in cases permitted by the Clawback Rules.

3.6.        EXCEPTIONS

3.6.1. An exception applies when the charge is unfeasible, in accordance with the good faith determination of the majority of independent directors who are part of the Managing Board, specifically in the following situations:

(i) direct expenses paid to third parties to assist in executing the Guideline against a member or former member of the Managing Board would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable erroneously awarded remuneration, documented such reasonable attempts and provided such documentation to the Stock Exchange;

(ii) the recovery would violate Dutch law when that law was adopted before November 28, 2022, provided that, before concluding that it would be unfeasible to recover any amount of Erroneously Arbitrated Compensation based on violation of Dutch law, the Company has obtained an opinion from a Dutch lawyer, acceptable to the United States Stock Exchange, that recovery would result in such a breach and a copy of the opinion is provided to the Stock Exchange; or

(iii) recovery would likely cause a tax-qualified retirement plan under which benefits are widely available to the Company's employees to not meet the requirements of 26 USC 401(a)(13) or 26 USC 411 (a) and regulations contained therein.

3.7.        VALIDITY

3.7.1. This Guideline comes into force upon its publication and replaces any agreement concluded before, during or after its validity.